UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q

☐ Form 10-D     ☐ Form N-CEN     ☐ Form N-CSR

For Period Ended: April 29, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Barnes & Noble Education, Inc.

Full Name of Registrant

Former Name if Applicable

120 Mountainview Blvd.

Address of Principal Executive Office (Street and Number)

Basking Ridge, NJ 07920

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Barnes & Noble Education, Inc. (the “Company”) is party to: (i) a Credit Agreement, dated as of August 3, 2015 (as amended, the “ABL Credit Agreement”), among the Company, as the lead borrower, the other borrowers party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent for the lenders (the “ABL Agent”) and (ii) a Term Loan Credit Agreement, dated as of June 7, 2022 (as amended, the “Term Loan Credit Agreement” and, together with the ABL Credit Agreement, the “Credit Agreements”), among the Company, as borrower, certain subsidiaries of the Company party thereto as guarantors, TopLids LendCo, LLC and Vital Fundco, LLC, as lenders, and TopLids LendCo, LLC, as administrative agent and collateral agent for the lenders.

The Company is engaged in discussions with third parties to evaluate a range of options to strengthen its liquidity and financial position and to ensure it is best positioned to serve educational institutions and students through the coming school year and beyond. The potential options under consideration include among other things, a refinancing, in whole or in part, of the Company’s obligations under the Credit Agreements. There can be no assurance that any refinancing or other transaction will occur or, if any transaction occurs, that it will ultimately be consummated, or that the Company’s effort to strengthen its liquidity and financial position will be achieved.

The process of obtaining and implementing the refinancing or other liquidity solutions will impact the Company’s disclosures in its Form 10-K. Additionally, such refinancing or other liquidity solution, if completed, would also impact the Company’s assessment of its financial position and liquidity and corresponding disclosure in its Form 10-K. Therefore, the Company will be unable to file its Annual Report on Form 10-K in a timely manner without unreasonable effort and expense. The Company currently anticipates filing its Form 10-K within the time period proscribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

If the Company does not consummate a refinancing or other transaction to sufficiently enhance its liquidity before the issuance of the Company’s audited financial statements as of and for the fiscal year ended April 29, 2023, and the filing of its Form 10-K, management likely would conclude that substantial doubt about the Company’s ability to continue as a going concern exists. Further, while the Company’s independent registered public accounting firm has not yet completed its audit of the Company’s financial statements, inclusion of a going concern explanatory paragraph in an audit opinion delivered in connection with the Company’s audited financial statements would constitute an event of default under the Company’s Credit Agreements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael C. Miller	908	991-2592
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fourth quarter of the fiscal year ended April 29, 2023, the Company expects to report unaudited consolidated GAAP revenue of $241.8 million decreased by $9.3 million, or 3.7%, as compared to the prior year period, and a net loss from continuing operations of $(41.9) million, as compared to $(9.3) million in the prior year period. For the fiscal year ended April 29, 2023, the Company expects to report unaudited consolidated GAAP revenue of $1,543.2 million increased by $47.5 million, or 3.2%, as compared to the prior year period, and a net loss from continuing operations of $(90.1) million, as compared to $(61.6) million in the prior year period. The expected non-GAAP adjusted EBITDA from continuing operations for the fiscal year ended April 29, 2023 is within the range previously reported in the Company’s press release dated May 31, 2023. While the Company does not expect any significant changes to the aforementioned preliminary unaudited financial information, such preliminary financial information remains subject to change pending the completion of the Company’s final closing procedures and the audit of the Company’s financial statements for the fiscal year ended April 29, 2023 by its independent registered public accounting firm.

Barnes & Noble Education, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 14, 2023	By:	/s/ Michael P. Huseby
	Name:	Michael P. Huseby
	Title:	Chief Executive Officer